Exhibit 99.1

Alpha Tau Medical Announces Third Quarter 2024 Financial Results and Provides Corporate Update

- Alpha DaRT® accepted into the prestigious Total Product Life Cycle Advisory Program (TAP) of the FDA, to accelerate market access to the Alpha DaRT® for patients with recurrent glioblastoma multiforme (GBM) -

- First patient treated in Recurrent Lung Cancer study in Israel, which will assess the safety and feasibility of delivering Alpha DaRT® sources into the lung using an endobronchial ultrasound procedure -

- FDA approval of an Investigational Device Exemption (IDE) application to initiate a multi-center study for the treatment of recurrent cutaneous squamous cell carcinoma (cSCC) in immunocompromised patients using the Alpha DaRT® -

- Cash, cash equivalents & deposits balance of $68.4 million, with runway of at least two years -

JERUSALEM, November 19, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported third quarter 2024 financial results and provided a corporate update.

“Alpha Tau has continued to make great progress during 2024, with a number of important trials moving ahead and continued generation of data across superficial tumors and cancers of internal organs,” said Alpha Tau Chief Executive Officer Uzi Sofer. “Our decision to use the ReSTART pivotal trial to explore our implementation of the Alpha DaRT® treatment with community clinicians such as Mohs surgeons continues to bear fruit. We look forward to releasing important data in internal organ cancers in the coming months and giving our stakeholders a deeper look at the future we envision for the Alpha DaRT®,” stated Alpha Tau CEO Uzi Sofer.

Recent Corporate Highlights:

●	In October, Alpha Tau announced its acceptance into FDA’s Total Product Life Cycle Advisory Program (TAP) to accelerate market access to Alpha DaRT® for patients with recurrent glioblastoma multiforme (GBM). TAP’s primary goal is to expedite and enable patient access to innovative and highly promising medical devices which are not currently on the market by providing frequent, and strategic communications with the FDA, and by facilitating engagement with other key parties for developers of devices of public health importance, working toward reducing the time, cost and uncertainty of patient access through reimbursement and commercial adoption following FDA authorization.

●	In October, the first patient with recurrent lung cancer was treated in a clinical trial at Hadassah Medical Center in Jerusalem, Israel. The study will assess safety and feasilibity of delivering Alpha DaRT® sources into the lung using an endobronchial ultrasound (EBUS) procedure, including the rate of successful source placement and any treatment-related adverse events. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05632913

●	In September, the FDA approved and Investigational Device Exemption (IDE) application to initiate a multi-center study for the treatment of recurrent cutaneous Squamous Cell Carcinoma (cSCC) in immunocompromised patients using the Alpha DaRT®. The clinical study, which is an investigator-initiated study led by the Winship Cancer Institute of Emory University in Atlanta, has been approved to enroll up to 28 U.S. patients at up to 8 institutions in the U.S., and will focus on patients with recurrent cSCC who have a weakened immune system due to any primary or secondary immunodeficiencies, excluding diabetes. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06615635

Upcoming Milestones:

●	Anticipating response from PMDA in Japan in Q1 2025 for pre-market approval for Alpha DaRT in patients with recurrent head and neck cancer.

●	Planned release of data from pancreatic cancer trials in Canada and Israel in Q1 2025.

●	Targeting completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma in H1 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	Targeting release of data from combination trial of Alpha DaRT with pembrolizumab (Keytruda®) in H1 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05047094

●	Targeting first brain cancer treatment in H1 2025.

Financial results for quarter ended September 30, 2024

R&D expenses for the nine months ended September 30, 2024 were $19.5 million, compared to $18.9 million for the same period in 2023, due to increased employee compensation and benefits, including share-based compensation, increased costs of raw materials, reduced government grants, and increased travel expenses related to our U.S. multi-center pivotal trial, offset by lower third-party contractor expenses.

Marketing expenses for the nine months ended September 30, 2024 were $1.7 million, compared to $1.5 million for the same period in 2023, due to increased employee compensation and benefits.

G&A expenses for the nine months ended September 30, 2024 were $4.6 million, compared to $5.3 million for the same period in 2023, primarily due to decreased professional fees (including D&O insurance and legal expenses), offset by increased travel expenses and increased employee compensation and benefits, including share-based compensation.

Financial income, net, for the nine months ended September 30, 2024 was $3.5 million, compared to $4.0 million for the same period in 2023, due to changes in foreign exchange rates, a decrease in interest from bank deposits, and an increase in interest on long-term loan.

For the nine months ended September 30, 2024, the Company had a net loss of $22.3 million, or $0.32 per share, compared to a net loss of $21.8 million, or $0.31 per share, in the nine months of 2023.

Balance Sheet Highlights

As of September 30, 2024, the Company had cash and cash equivalents, short-term deposits and restricted deposits in the amount of $68.4 million, compared to $84.9 million at December 31, 2023. The Company expects that this cash balance will be sufficient to fund anticipated operations for at least two years.

About Alpha DaRT®

Alpha DaRT® (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT® aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT® for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	September 30,
	2023	2024
	Audited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,657	$5,526
Short-term deposits	69,131	59,696
Restricted deposits	3,152	3,202
Prepaid expenses and other receivables	816	1,361

Total current assets	85,756	69,785

LONG-TERM ASSETS:
Long-term prepaid expenses	471	438
Property and equipment, net	12,798	12,704
Operating lease right-of-use assets	8,363	7,800

Total long-term assets	21,632	20,942

Total assets	$107,388	$90,727

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2023	2024
	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,566	$2,507
Other payables and accrued expenses	3,474	2,817
Current maturities of operating lease liabilities	1,062	1,025

Total current liabilities	7,102	6,349

LONG-TERM LIABILITIES:
Long-term loan	5,610	5,482
Warrants liability	3,597	3,440
Operating lease liabilities	6,604	6,058

Total long-term liabilities	15,811	14,980

Total liabilities	22,913	21,329

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2023 and September 30, 2024; Issued and outstanding: 69,670,612 and 70,051,583 shares as of December 31, 2023 and September 30, 2024, respectively	-	-
Additional paid-in capital	200,234	207,431
Accumulated deficit	(115,759)	(138,033)

Total shareholders’ equity	84,475	69,398

Total liabilities and shareholders’ equity	$107,388	$90,727

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2023	2024
	Unaudited

Research and development, net	$18,934	$19,487

Marketing expenses	1,472	1,662

General and administrative	5,331	4,619

Total operating loss	25,737	25,768

Financial (income), net	(3,953)	(3,498)

Loss before taxes on income	21,784	22,270

Income tax expense	8	4

Net loss	21,792	22,274

Net comprehensive loss	$21,792	$22,274

Net loss per share, basic and diluted	$0.31	$0.32

Weighted-average shares used in computing net loss per share, basic and diluted	69,314,585	69,857,700